SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated April 30, 2007.

This Report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3, F-10 and S-8 that have been filed with the Securities and Exchange Commission.

DOCUMENT 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (“Crystallex”)
18 King St. East, Suite 1210
Toronto, Ontario
M5C 1C4

Item 2	Date of Material Change

April 24, 2007

Item 3	News Release

News releases were issued under section 7.1 of National Instrument 51-102 and transmitted by CCNMatthews on April 24, 2007.

Item 4	Summary of Material Change

Crystallex completed its previously announced public offering.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Crystallex completed its previously announced public offering with the issue and sale of 14,375,000 common shares at C$4.25 per share for gross proceeds of C$61,093,750. The offering was a bought deal pursuant to a short form prospectus dated April 17, 2007 and the syndicate of underwriters was led by Orion Securities Inc. and included Haywood Securities Inc. and Wellington West Capital Markets Inc.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Gordon Thompson
President and Chief Executive Officer
Telephone: 416.777.7329

Item 9	Date of Report

April 30, 2007

CRYSTALLEX INTERNATIONAL CORPORATION

Gordon Thompson
Gordon Thompson
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 1, 2007	By:	/S/ ROBERT CROMBIE
			Name: Title:	Robert Crombie Senior Vice President, Corporate Development